December 22, 2010

Mr. Sirimal R. Mukerjee, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-4628

RE: China ShouGuan Mining Corporation
       Registration Statement on Form S-1
       File No. 333-167964

Dear Mr. Mukerjee:

Please consider this letter the request of China ShouGuan Mining Corporation, Registrant herein, pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Tuesday, December 28, 2010, at 12:00 noon, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

Registrant hereby acknowledges that:

-  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosures in the  filing; and

-  the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind assistance in this matter.

Regards,

/s/ Feize Zhang

Feize Zhang,
President and CEO